SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 15, 2003

MERANT plc
(Translation of Registrant's Name Into English)

Abbey View, Everard Close, St. Albans, Herts England
Al1 2PS (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)




LONDON STOCK EXCHANGE ANNOUNCEMENT
Schedule 11 - Notification of Interests of Directors and
Connected Persons
1 Name of company

MERANT plc

2 Name of director

Barry X Lynn

3 Please state whether notification indicates that it is in respect of holding of t he shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the shareholder named above

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Same as Item 2 above

5 Please state whether notification relates to a person(s) connected with the
Director named in 2 above and identify the connected person(s)

The notification relates to the Director named in Item 2 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Open market purchase

7 Number of shares/amount of stock acquired

5,806

8 Percentage of issued class

0.006

9 Number of shares/amount of stock disposed


10 Percentage of issued class


11 Class of security

Ordinary 2p

12 Price per share

GBP 0.93

13 Date of transaction

13 January 2003

14 Date company informed

13 January 2003

15 Total holding following this notification

12,667

16 Total percentage holding of issued class following this notification

0.0123

If a director has been granted options by the company please complete the following boxes

17 Date of grant



18 Period during which or date on which exercisable



19 Total amount paid (if any) for grant of the option



20 Description of shares or debentures involved: class, number



21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22 Total number of shares or debentures over which options held following this notification



23 Any additional information



24 Name of contact and telephone number for queries

Tejaswini Salvi  -  01727 813230

25 Name and signature of authorised company official responsible for making this notification

Tejaswini Salvi  - 01727 813230

Date of Notification
14 January 2003


END



SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  January 15, 2003              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel